

05040327

ES
SE COMMISSION
20549

VF 3-25-05 PR

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-46840~~

8-65874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JMM Specialists, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Beach Road, Suite 207
(No. and Street)

Monmouth Beach (City) NJ (State) 07750 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Kiely (312) 786-5961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name – *if individual, state last, first, middle name*)

401 S. LaSalle St., Suite 606 (Address) Chicago (City) IL (State) 60605 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
179
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-25-05

19

OATH OR AFFIRMATION

I, Joseph M. Marinaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMM Specialists, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public


"OFFICIAL SEAL"
THOMAS J. DWYER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/15/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLESTREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
JMM SPECIALISTS, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of JMM SPECIALISTS, L.L.C. as of December 31, 2004 and the related statements of income and changes in Members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JMM SPECIALISTS, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 22, 2005

JMM SPECIALISTS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2004

ASSETS

Cash		$598,358
Due from trading group		155,795
	Total assets	$754,153

MEMBERS' CAPITAL

Members' Capital	$754,153

See Notes to Financial Statements

JMM SPECIALISTS, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization

JMM SPECIALISTS, L.L.C. (The "Company") was organized under the Delaware Limited Liability Company Act on December 10, 2002. The Company is a market specialist that receives a consulting fee and a share of trading profits. In addition, the Company provides management services to a trading group. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Stock Exchange (CHX) since 2003. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financial s statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company reports earnings from its share of profits from a trading group and receives a monthly consulting fee.

Income Taxes

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company.

Account Receivable

Management believes that accounts receivable are fully collectible and no allowance for uncollectible accounts is needed.

Statement of Cash Flows

For the purpose of reporting cash flows, cash and invested cash include cash on hand, in bank accounts, and invested cash with original maturities of three months or less.

Basis of Accounting

The Company's financial statements are presented using the accrual method of accounting. Revenues are recognized when all services are completed. Expenses are recognized as incurred.

Cash and Cash Equivalents

The Company defines its cash and cash equivalents to include only cash on hand, demand deposits and investments with original maturities of three months or less, with essentially no market risk.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2004 the Company had net capital of $754,153, which was $654,153 in excess of its required capital.

NOTE 3. PRINCIPAL TRANSACTION REVENUES

During 2004 the Company's principal transaction revenues consisted of the company's share of trading income from an agreement and consulting income totaling $489,828.

NOTE 4. RECEIVABLE FROM TRADING GROUP

The amount due from trading group is the Company's share of net profits of the group. At December 31, 2004, substantially all receivables of the Company are with the trading group.

JMM SPECIALISTS, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. CONCENTRATION OF CREDIT RISK

The Company maintains a bank account in one commercial bank. Cash in this account at times exceeded $100,000. The Federal Deposit Insurance Corporation (FDIC) secures this bank account up to $100,000.00. The Company manages this risk by monitoring the balances in the accounts. The Company's receivable are with one trading group. The Company manages this risk by monitoring the performance of the trading group.

NOTE 6. SIMPLIFIED EMPLOYEE PENSION (SEP) PLAN

The Company sponsors a Simplified Employee Pension (SEP) Plan. Employer contributions under this Plan shall be at the Employer's discretion and based upon the total compensation of each participant. Eligibility requires the employee to have attained the age of twenty-one (21) and to have performed services for the employer in three of the five plan years immediately preceding the plan year for which the contribution is to be made. Elective contributions are permitted. Contributions were $38,000 in 2003.

NOTE 7. OPERATING LEASE

The Company leases operating facilities under an operating lease with a term of 12 months beginning January 1, 2003. The lease was renewed for 12 months beginning January 1, 2004. Rental expense during the year ended December 31, 2004 was approximately $3,300.00.